April 3, 2020

Frank Haluska
Chief Executive Officer
Anchiano Therapeutics Ltd.
5 Kiryat Hamada St.
P.O. Box 45032
Jerusalem, 9777401, Israel

       Re: Anchiano Therapeutics Ltd.
           Preliminary Proxy Statement on Schedule 14A
           Filed March 30, 2020
           File No. 001-38807

Dear Dr. Haluska:

       We have reviewed your filing and have the following comment.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 3: Approval of Amendments to Articles of Association, page 21

1. Please revise the proxy statement to indicate whether you currently have any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the amendment to the
      Articles of Association.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Frank Haluska
Anchiano Therapeutics Ltd.
April 3, 2020
Page 2

       Please contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at
(202) 551-3625
with any questions.



                                                         Sincerely,
FirstName LastNameFrank Haluska
                                                         Division of
Corporation Finance
Comapany NameAnchiano Therapeutics Ltd.
                                                         Office of Life
Sciences
April 3, 2020 Page 2
cc:       Anna T. Pinedo
FirstName LastName